Exhibit 99

Statement  of Computation of Per Share Earnings

In the three and nine months ended September 30, 2021 and 2020, FutureFuel computed earnings per share using the treasury method.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net income	$9,202	$6,890	$3,910	$41,092
Denominator:
Weighted average shares outstanding – basic	43,763,243	43,743,243	43,753,646	43,743,243
Effect of dilutive securities:
Stock options and other awards	-	2,096	63	864
Weighted average shares outstanding – diluted	43,763,243	43,745,339	43,753,709	43,744,107
Basic earnings per share	$0.21	$0.16	$0.09	$0.94
Diluted earnings per share	$0.21	$0.16	$0.09	$0.94